SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 17, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo
Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001 -80
Corporate Registry ID (NIRE) 35.3000.1683 -1

EXTRACT OF THE MINUTES OF THE SIX HUNDREDTH SIXTY BOARD OF DIRECTORS
MEETING

On January 12, 2007, at 6:30 pm, by call of the Chairman of the Board of Directors, on an extraordinary basis, pursuant to the provisions in the Article 15 of the Company’s Bylaws, in the meeting room of the Board of Directors located at Rua Bela Cintra, 847 – 10º andar, São Paulo, the members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP met, appointed and undersigned hereinbelow. Subsequently, the Chairman of the Board of Directors, Mauro Guilherme Jardim Arce, pointed out item 1 of the agenda, “Election of the Board of Executive Officers”, and mentioned to have received the resignation letters of the Board of Executive Officers, duly filed at the Board of Directors’ Executive Secretariat. The matter was brought to discussion and thereafter the proposal to re-admit Messrs. Rui de Britto Álvares Affonso and Paulo Massato Yoshimoto was voted, as well as the election of Messrs. Gesner José de Oliveira Filho, Marcio Saba Abud, Umberto Cidade Semeghini and Marcelo Salles Holanda de Freitas in the vacant positions of those resigning and for the remaining period of the term of office, i.e., until 5/18/2007. Such proposal was approved by unanimous vote, and then the Board of Executive Officers of Sabesp shall be composed of as follows: Chief Executive Officer: GESNER JOSÉ DE OLIVEIRA FILHO, Brazilian citizen, married, economist, RG (identity card) 6.968.227 SSP/SP, CPF (individual taxpayer’s ID) 013.784.028 -47, resident at Rua Tucumã, 621, apt. 61 Pinheiros, city and state of São Paulo; Chief Financial Officer and Investor Relations Officer: RUI DE BRITTO ÁLVARES AFFONSO, Brazilian citizen, married, economist, RG 7.867.051 SSP/SP, CPF 013.982.348 -42, resident and domiciled at Alameda dos Anapurús, 550 – apt. 11, Moema, city and state of São Paulo;

Companhia de Saneamento Básico do Estado de São Paulo
Board of Directors

Corporate Management Officer: MARCIO SABA ABUD, Brazilian citizen, married, economist and business administrator, RG 6.995.916 SSP/SP, CPF 042.833.888 -74, resident and domiciled at Rua Almeida Garret, 118, Alto de Pinheiros, city and sate of São Paulo; Planning and Technology Officer: MARCELO SALLES HOLANDA DE FREITAS, Brazilian citizen, married, civil engineer, RG 8.001.387 -9 SSP/SP, CPF 014.301.788 -84, resident and domiciled at Avenida Professora Ana Nastari Brunetti, 134 – Granja Viana, city of Cotia, state of São Paulo; Chief Operating Officer of the Regional Systems Division: UMBERTO CIDADE SEMEGHINI, Brazilian citizen, married, electric engineer, RG 4.317.371 -8 SSP/SP, CPF 565.811.818 -20, resident and domiciled at Avenida Jacutinga, 352, apt. 171, Indianópolis, city and state of São Paulo; Chief Operating Officer of the São Paulo Metropolitan Region Division: PAULO MASSATO YOSHIMOTO, Brazilian citizen, single, civil engineer, RG 5.288.540 SSP/SP, CPF 898.271.128 -72, resident and domiciled at Rua Fidalga, 582, Vila Madalena, city and state of São Paulo.

..................................................................................................................................................

These minutes, after being approved, were signed by the attending Board of Directors Members. Mauro Guilherme Jardim Arce – Chairman, Fernando Carvalho Braga, Alexander Bialer, Ademar Pereira, Fernando Maida Dall’Acqua, Fernando V. Leça do Nascimento, Gustavo de Sá e Silva, Mário Engler Pinto Júnior, Mônica Herman Salem Caggiano, Farrer Jonathan P. Lascelles Pallin.

Mauro Guilherme Jardim Arce	Aleksandra Filipoff Atallah
Chairman of the	Secretary of the
Board of Directors	Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: January 17, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.